UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33579
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERDIGITAL, INC.
200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727

INTERDIGITAL
SAVINGS AND PROTECTION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and The Audit Committee of InterDigital, Inc.
InterDigital Savings and Protection Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of InterDigital Savings and Protection Plan (the Plan) as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kreischer Miller

We have served as the Plan’s auditor since 2025.

Horsham, Pennsylvania
June 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Participants of
the InterDigital Savings and Protection Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the InterDigital Savings and Protection Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Morison Cogen LLP

We served as the Plan’s auditor from 2004 to 2024.

Blue Bell, Pennsylvania
June 20, 2024

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

	December 31,
	2024	2023
Investments at fair value (see Note 3)	$137,734,317	$126,591,106
Cash	169,848	140,536
Contributions receivable	162,889	292,651
Notes receivable from participants	161,122	147,250
Net assets available for benefits	$138,228,176	$127,171,543
The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	December 31,
	2024	2023
Additions
Investment income
Dividend income	$2,609,220	$2,253,930
Interest from notes receivable from participants	16,324	9,541
Net increase in fair value of investments	18,327,742	18,430,844
Total investment income	20,953,286	20,694,315
Contributions
Employer	1,477,476	1,295,124
Participants	3,931,471	3,782,007
Rollover	108,956	1,019,058
Total contributions	5,517,903	6,096,189
Total additions	26,471,189	26,790,504

Deductions
Payment of benefits	15,264,374	5,003,000
Other deductions	150,182	106,116
Total deductions	15,414,556	5,109,116

Net increase	11,056,633	21,681,388
Net assets available for benefits - Beginning of year	127,171,543	105,490,155
Net assets available for benefits - End of year	$138,228,176	$127,171,543
The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the InterDigital Savings and Protection Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution 401(k) plan of InterDigital, Inc. and its participating subsidiaries (the “Company” or “InterDigital”) for its eligible employees. An eligible employee will be eligible to participate in the Plan in the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age 18 and completed one month of service with the Company.
The following individuals are not eligible to participate in the Plan: (i) part-time, temporary or seasonal employees with less than 1,000 hours of service; (ii) employees covered by collective bargaining agreements; (iii) leased employees within the meaning of IRC Sections 414(n)(2) and 414(o)(2); (iv) nonresident aliens who receive no earned income that constituted income from sources within the United States; and (v) employees of an affiliate of the Company that has not affirmatively adopted the Plan.
The Plan was established effective February 1, 1985. Most recently, the Plan was amended and restated as part of the adoption of the Transamerica Retirement Solutions, LLC ("Transamerica") Non-Standardized Pre-Approved Profit Sharing Plan effective January 1, 2022. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). State Street Bank & Trust Company is the trustee of the Plan and custodian of plan assets. Transamerica is the third-party administrator of the Plan's assets.
Contributions
Participant contributions are made on a pre-tax basis and/or an after-tax basis. Each participant may invest from 1% to 100% of eligible compensation as a basic contribution subject to state, local, and certain Federal taxes. The total earnings contributions cannot exceed Internal Revenue Service (“IRS”) limitations for each Plan year. In the 2024 and 2023 Plan years, such limit was $23,000 and $22,500, respectively. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. In both 2024 and 2023, the maximum additional annual contribution was $7,500. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used by the Company to reduce future employer matching contributions.
The Company contributes to the Plan through matching contributions and may contribute to the Plan through discretionary employer contributions. The Company matches 50% of the first 6% of each participant's eligible earnings contributed to the Plan. The Plan provides for annualized matching contributions, thereby allowing for true-ups to be made to ensure participants receive the maximum matching contributions irrespective of contribution timing. There were no discretionary employer contributions made for the Plan years ended December 31, 2024 and December 31, 2023.
The IRS limits the amount of pay that may be used to determine participants' discretionary contributions. The limits were $345,000 and $330,000 in 2024 and 2023, respectively. The IRS also limits the amount of all contributions that can be made for or by a participant to all Plans in a given year. The limits were the lesser of 100% of pay or $69,000 in 2024 and the lesser of 100% of pay or $66,000 in 2023.
Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.
Participant Accounts
Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions, discretionary employer contributions, if any, and Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminated participants forfeit unvested Company contributions. Forfeitures are used to reduce future employer matching contributions.

Vesting
Rollover contributions and participants' before and after-tax contributions are 100% vested and non-forfeitable. Plan participants who were credited with an Hour of Service (as defined in the Plan) shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	—%
At least 1, less than 2 years	33%
At least 2, less than 3 years	67%
3 or more years	100%
Participants who die while an employee of InterDigital or retire at their normal retirement age (age 65) are 100% vested in their account, regardless of their length of service.
Notes Receivable from Participants
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount is $500. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rate on all outstanding loans on December 31, 2024 was between 4.25% and 9.50%. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant's vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principal plus interest that were reclassified to distributions, amounted to $11,471 and $19,736 for the years ended December 31, 2024 and 2023, respectively. Participants may continue to make scheduled loan payments after the participant ceases to be an employee or party-in-interest as defined by ERISA.
When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.
Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary, as applicable, is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant's death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant's account are made in a single lump sum payment. Employees may defer payment of their account under the Plan.
Plan Termination
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.
Investment Options
All investments are participant-directed including the Company matching contributions and any discretionary employer contributions. Fund descriptions below were obtained from fund brochures and other Plan documents:
AGGRESSIVE BONDS:
BlackRock High Yield Bond Institutional Fund
The investment seeks to maximize total return, consistent with income generation and prudent investment management. The fund normally invests at least 80% of its net assets, plus a borrowings for investment purposes, in high yield investments and other financial instruments with economic characteristics similar to such investments.

INTERMEDIATE/LONG-TERM BONDS:
Dodge & Cox Income Fund Class I
The investment seeks a high and stable rate of current income, consistent with long-term preservation of capital; a secondary objective is capital appreciation. The fund invests in a diversified portfolio of bonds and other debt securities.
Vanguard Total Bond Market Index Admiral Fund
The investment seeks to track the performance of the Bloomberg U.S. Aggregate Float Adjusted Index. This index measures the performance of a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States-including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities-all with maturities of more than 1 year.
LARGE-CAP STOCKS:
JPMorgan Large Cap Growth Fund Class R6
The investment seeks long-term capital appreciation. Under normal circumstances, at least 80% of the fund's assets will be invested in the equity securities of large, well-established companies. "Assets" means net assets, plus the amount of borrowings for investment purposes.
Fidelity 500 Index Fund
The investment seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks publicly traded in the United States.
Vanguard Equity-Income Admiral Fund
The investment seeks to provide an above-average level of current income and reasonable long-term capital appreciation. The fund invests mainly in common stocks of mid-size and large companies whose stocks typically pay above-average levels of dividend income and are, in the opinion of the purchasing advisor, undervalued relative to similar stocks.
SMALL/MID-CAP STOCKS:
American Century Mid Cap Value Fund Class R6
The investment seeks long-term capital growth; income is a secondary consideration. Under normal market conditions, the portfolio managers will invest at least 80% of the fund's net assets in medium size companies.
Undiscovered Managers Behavioral Value Fund Class R6
The investment seeks capital appreciation. The fund seeks to achieve its objective by investing in common stocks of U.S. companies that the fund's sub-adviser believes have value characteristics. Such common stocks include, but are not limited to, stocks of small capitalization companies, similar to those that are included in the Russell 2000 Value Index.
BNY Mellon Small/Mid Cap Growth Fund Class I
The investment seeks long-term growth of capital. To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of small-cap and mid-cap U.S. companies.
ClearBridge Small Cap Growth IS Fund
The investment seeks long-term growth of capital. The fund normally invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments.
Vanguard Small Cap Index I Fund
The investment seeks to track the performance of the CRSP US Small Cap Index that measures the investment return of small-capitalization stocks. The fund advisor employs an indexing investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of small U.S. companies.
Vanguard Real Estate Index Admiral Fund
The investment seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of the MSCI US Investable Market Real Estate 25/50 Index that measures the performance of publicly traded equity REITs and other real estate-related investments.

Carillon Eagle Mid Cap Growth Fund Class R6
The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies.
Fidelity Small Cap Growth Fund Class K6
The investment seeks capital appreciation. The fund normally invests primarily in common stocks and at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index).
INTERNATIONAL STOCKS:
American Funds EuroPacific Growth Fund Class R6
The investment seeks long-term growth of capital. The fund invests primarily in common stocks of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth.
Fidelity Advisor Focused Emerging Markets I Fund
The investment seeks capital appreciation. The fund normally invests at least 80% of assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets. It invests primarily in common stocks.
MULTI-ASSET/OTHER:
Vanguard Target Retirement 2020 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund invests in a mix of Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of 2020 (the target year).
Vanguard Target Retirement 2030 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund invests in a mix of Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of 2030 (the target year).
Vanguard Target Retirement 2040 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund invests in a mix of Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of 2040 (the target year).
Vanguard Target Retirement 2050 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund invests in a mix of Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of 2050 (the target year).
Vanguard Target Retirement 2060 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund invests in a mix of Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of 2060 (the target year).
Vanguard Target Retirement 2070 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund invests in a mix of Vanguard mutual funds (underlying funds) according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of 2070 (the target year).
Vanguard Target Retirement Income Investment Fund
The investment seeks to provide current income and some capital appreciation. The fund invests in a mix of Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.
INTERDIGITAL STOCK FUND:
This fund invests in the common stock of InterDigital, Inc.

STABLE POOLED FUND:
The Fund invests in the Stable Return Fund, a stable value collective fund advised by Galliard Capital Management, LLC. The Fund is primarily comprised of investment contracts issued by financial companies including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts.
CHARLES SCHWAB PERSONAL CHOICE RETIREMENT ACCOUNT:
The Personal Choice Retirement Account is a self-directed brokerage account that resides within the employer-sponsored retirement plan and allows participants to invest in a wider range of investments.
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States of America (“GAAP”), have been used consistently in the preparation of the Plan's financial statements.
Basis of Accounting
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Contributions
Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Payment of Benefits
Benefits are recorded when paid.
Forfeited Accounts
In 2024 and 2023, there were $8,652 and $35,067 of total forfeited non-vested account balances used to reduce plan expenses, respectively. On December 31, 2024 and 2023, forfeited non-vested accounts totaled $24,884 and $8,463, respectively.
Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2024, there were no recently issued accounting standards not yet adopted which are expected to have a material effect on the Plan's financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used on December 31, 2024 and 2023:
Registered investment companies: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-directed brokerage accounts: Investments held in the Personal Choice Retirement Account are valued using quoted market prices at period end. The self-directed accounts consist of mutual funds actively traded in public markets.
InterDigital stock: Valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position).
Stable Pooled Fund: A stable value fund that is a fund composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 30 days notification to ensure that liquidations of the underlying securities will be carried out in an orderly business manner.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2024 and December 31, 2023:

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Aggressive Bonds	$2,373,979	$—	$—	$2,373,979
Intermediate/Long-term Bonds	7,962,781	—	—	7,962,781
Large-Cap Stocks	52,029,326	—	—	52,029,326
Small/Mid-Cap Stocks	20,793,649	—	—	20,793,649
International Stocks	6,118,710	—	—	6,118,710
Multi-Asset/Other	34,281,497	—	—	34,281,497
Personal Choice Retirement Account	101,623	—	—	101,623
InterDigital Stock Fund	—	6,387,369	—	6,387,369
Total assets in the fair value hierarchy	123,661,565	6,387,369	—	130,048,934

Investments measured at NAV:
Stable Pooled Fund				7,685,383
Investments at fair value	$123,661,565	$6,387,369	$—	$137,734,317

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Aggressive Bonds	$2,327,745	$—	$—	$2,327,745
Intermediate/Long-term Bonds	7,711,439	—	—	7,711,439
Large-Cap Stocks	46,804,624	—	—	46,804,624
Small/Mid-Cap Stocks	20,350,356	—	—	20,350,356
International Stocks	6,363,445	—	—	6,363,445
Multi-Asset/Other	27,537,464	—	—	27,537,464
InterDigital Stock Fund	—	5,187,259	—	5,187,259
Total assets in the fair value hierarchy	111,095,073	5,187,259	—	116,282,332

Investments measured at NAV:
Stable Pooled Fund				10,308,774
Investments at fair value	$111,095,073	$5,187,259	$—	$126,591,106
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2024 and December 31, 2023, respectively:

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$7,685,383	n/a	Daily	90 days

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$10,308,774	n/a	Daily	90 days
NOTE 4 - INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of the Company's common stock through the InterDigital Stock Fund. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Total sales at market value related to InterDigital common stock for 2024 and 2023 were $1,978,742 and $758,866, respectively. Total contributions into InterDigital common stock for 2024 and 2023 were $26,472 and $26,761, respectively. Transamerica is the recordkeeper of the Plan and therefore qualifies as a party-in-interest. As of December 31, 2024 and 2023, the Plan held $169,848 and $140,536, respectively, of cash with State Street Bank & Trust Company, who is the trustee of the Plan and qualifies as a party-in-interest. Notes receivable from participants, which qualify as party-in-interest transactions, as of December 31, 2024 and 2023 were $161,122 and $147,250, respectively, and accrue at interest rates between 4.25% and 9.50%.
NOTE 6 - PLAN EXPENSES
Pursuant to Transamerica’s Fund Revenue Equalization method, Transamerica uses certain revenue sharing payments it receives from the Investment Options available in the Plan to offset the costs of administration of the Plan on an individual fund basis. If the revenue Transamerica collects from a fund provider is greater than the administrative fee negotiated, Transamerica refunds the difference to the participants invested in the fund. If the revenue Transamerica collects from a fund provider is less than the negotiated fee, it collects the difference by deducting an administrative fee from the participants invested in the fund. Transamerica’s Fund Revenue Equalization method ensures that all participants bear a similar percentage charge for the Plan's administrative fees irrespective of the investment funds they choose. Additional amounts in excess of its required revenue are credited to the "Expense Budget Account." If the amount received by Transamerica is less than its required revenue and the funds in the Expense Budget Account are insufficient to cover the shortfall, the Company pays the shortfall.
The amount of the credit to the Expense Budget Account in 2024 and 2023 was $147,063 and $122,203, respectively.

NOTE 7 - TAX STATUS
The Plan has adopted the Non-Standardized Pre-Approved Profit Sharing Plan document of Transamerica. The non-standardized pre-approved sponsor received a favorable opinion letter dated June 30, 2020 in which the IRS stated that the form of the non-standardized pre-approved plan was in compliance with the applicable requirements of the IRS. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a).
The plan’s management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan had taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2020.
NOTE 8 - NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS
For the Plan years 2024 and 2023, the Company remitted certain participant contributions and loan repayments to Transamerica later than required under Department of Labor Regulation §2510.3-102. The Company is in the process of filing IRS Form 5330 to report and pay an excise tax with respect to the 2024 late remittance, and participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. For 2023 delinquent contributions, the Company computed lost earnings on these deferrals and made a contribution for lost earnings to the Plan. The amount is not material to the Plan’s financial statements.
NOTE 9 - SUBSEQUENT EVENTS
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 18, 2025, and has determined that no significant events occurred after December 31, 2024, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

Identity of Issue	Investment Type	Current Value
State Street Bank & Trust*	Cash	$169,848

American Century Mid Cap Value Fund Class R6	Registered investment companies	4,393,713
American Funds EuroPacific Growth Fund Class R6	Registered investment companies	4,579,915
BlackRock High Yield Bond Institutional Fund	Registered investment companies	2,373,979
Carillon Eagle Mid Cap Growth Fund Class R6	Registered investment companies	4,125,668
Dodge & Cox Income Fund Class I	Registered investment companies	5,717,058
Fidelity 500 Index Fund	Registered investment companies	26,101,449
Fidelity Advisor Focused Emerging Markets I Fund	Registered investment companies	1,538,794
Fidelity Small Cap Growth Fund Class K6	Registered investment companies	2,274,429
JPMorgan Large Cap Growth Fund Class R6	Registered investment companies	16,629,966
Undiscovered Managers Behavioral Value Fund Class R6	Registered investment companies	1,506,782
Vanguard Equity-Income Admiral Fund	Registered investment companies	9,297,911
Vanguard Real Estate Index Admiral Fund	Registered investment companies	3,056,534
Vanguard Small Cap Index I Fund	Registered investment companies	5,436,524
Vanguard Target Retirement 2020 Fund	Registered investment companies	2,132,819
Vanguard Target Retirement 2030 Fund	Registered investment companies	12,074,779
Vanguard Target Retirement 2040 Fund	Registered investment companies	11,519,805
Vanguard Target Retirement 2050 Fund	Registered investment companies	5,768,098
Vanguard Target Retirement 2060 Fund	Registered investment companies	1,325,364
Vanguard Target Retirement 2070 Fund	Registered investment companies	52,466
Vanguard Target Retirement Income Investment Fund	Registered investment companies	1,408,167
Vanguard Total Bond Market Index Admiral Fund	Registered investment companies	2,245,722
	Registered Investment Companies Total	123,559,942

Stable Pooled Fund*	Investments in common trusts	7,685,383

InterDigital Stock Fund*	Employer Stock Fund	6,387,369

Personal Choice Retirement Account	Self-directed brokerage account	101,623

Notes Receivable from Participants*	Notes Receivable with interest rates between 4.25% and 9.50%	161,122
Total assets held at end of year		$138,065,287

*     Transaction with party-in-interest
Cost is not required for participant-directed investments.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2024

	Totals that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan for year ended 12/31/2024	$—	$—	$247,179	$—
Participant Contributions Transferred Late to Plan for year ended 12/31/2023	$—	$—	$—	$123,741

EXHIBIT INDEX
     The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit	Exhibit
Number	Description
23.1	Consent of Kreischer Miller
23.2	Consent of Morison Cogen LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL SAVINGS AND PROTECTION PLAN
	By:	InterDigital, Inc., in its capacity as Plan Sponsor and Plan Administrator

Date: June 18, 2025	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Financial Officer